Your **Vote** Counts!

CARBON REVOLUTION PUBLIC LIMITED COMPANY

2024 Annual Meeting
Vote by June 29, 2025
11:59 PM ET



CARBON REVOLUTION PUBLIC LIMITED COMPANY
10 EARLSFORT TERRACE
DUBLIN 2, D02 T380, IRELAND

V71993-P35077

You invested in CARBON REVOLUTION PUBLIC LIMITED COMPANY and it's time to vote!

You have the right to vote on proposals being presented at the Annual Meeting. **This is an important notice regarding the availability of proxy materials for the shareholder meeting to be held on June 30, 2025.**

Get informed before you vote

View the Notice and Proxy Statement and Form 6-K online OR you can receive a free paper or email copy of the material(s) by requesting prior to June 16, 2025. If you would like to request a copy of the material(s) for this and/or future shareholder meetings, you may (1) visit www.ProxyVote.com, (2) call 1-800-579-1639 or (3) send an email to sendmaterial@proxyvote.com. If sending an email, please include your control number (indicated below) in the subject line. Unless requested, you will not otherwise receive a paper or email copy.

For complete information and to vote, visit **www.ProxyVote.com**

Control #

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Vote Virtually at the Meeting*

June 30, 2025
9.00 am ET

Virtually at:
www.virtualshareholdermeeting.com/CREV2024

*Please check the meeting materials for any special requirements for meeting attendance.

THIS IS NOT A VOTABLE BALLOT

This is an overview of the proposals being presented at the upcoming shareholder meeting. Please follow the instructions on the reverse side to vote these important matters.

Voting Items		Board Recommends
1.	To re-elect three (3) members of the board of directors to serve as Class I directors until the 2027 annual meeting of shareholders.	
	Nominees:	
1a.	Dale McKee	For
1b.	Jacqui Dedo	For
1c.	Matti Masanovich	For
2.	To ratify the appointment of KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee, as the Company's independent registered public accounting firm for the Company's fiscal year ending June 30, 2025, and to authorize the Board to fix their remuneration.	For
3.	To ratify the appointment of KPMG, an Irish partnership and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee, as the Company's Irish statutory auditor for the fiscal year ending June 30, 2023, and to authorize the Board to fix their renumeration.	For
4.	To ratify the appointment of KPMG, an Irish partnership and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee, as the Company's Irish statutory auditor for the fiscal year ending June 30, 2024, and to authorize the Board to fix their renumeration.	For
5.	To ratify the appointment of KPMG, an Irish partnership and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee, as the Company's Irish statutory auditor for the fiscal year ending June 30, 2025, and to authorize the Board to fix their renumeration.	For

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.

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